UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

KLONDEX MINES LTD.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

498696103

(CUSIP Number)

David C. Sienko

Vice President and General Counsel

Hecla Mining Company

6500 North Mineral Drive, Suite 200

Coeur d’Alene, Idaho 83815-9408

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 498696103

1.	Names of Reporting Persons. Hecla Mining Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 47,885,883(1)(2)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 47,885,883(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,885,883(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.3%
14.	Type of Reporting Person (See Instructions) CO

(1)

All of the 47,885,883 shares of common stock of Klondex Mines Ltd., no par value (the “Common Stock”) reported above (which include shares subject to, or that may be acquired in connection with, options to acquire Common Stock (“Options”), restricted stock units (“RSUs”), and deferred stock units (“DSUs”)) are collectively directly owned or may be deemed to be owned or are controlled by Sentry Investments Inc. (“Sentry”), CI Investments Inc. (“CI”), William Matlack, Blair Schultz, Paul Huet, Ritch Hall, Barry Dahl, James Haggarty, and Rodney Cooper (each an “Individual Shareholder” and together with Sentry and CI, the “Shareholders”). Beneficial ownership and voting power of the 47,885,883 shares of Common Stock owned or controlled by the Shareholders is being reported solely because Hecla Mining Company may be deemed to have beneficial ownership and voting power with respect to such Common Stock as a result of entering into (i) a Support Letter Agreement with Sentry, dated March 15, 2018, (ii) a Support Letter Agreement with CI, dated March 16, 2018, and (iii) separate Voting Agreements with each Individual Shareholder, each dated as of March 16, 2018. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of such 47,885,883 shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)

This amount includes the aggregate amounts of shares subject to, or that may be acquired in connection with, the following securities held by the Individual Shareholders: (i) 1,900,834 Options; (ii) 308,279 RSUs; and (iii) 270,274 DSUs.

CUSIP No. 498696103

1.	Names of Reporting Persons. 1156291 B.C. Unlimited Liability Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Columbia, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 47,885,883(1)(2)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 47,885,883(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,885,883(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.3%
14.	Type of Reporting Person (See Instructions) CO

(1)

All of the 47,885,883 shares of common stock of Klondex Mines Ltd., no par value (the “Common Stock”) reported above (which include shares subject to, or that may be acquired in connection with, options to acquire Common Stock (“Options”), restricted stock units (“RSUs”), and deferred stock units (“DSUs”)) are collectively directly owned or may be deemed to be owned or are controlled by Sentry Investments Inc. (“Sentry”), CI Investments Inc. (“CI”), William Matlack, Blair Schultz, Paul Huet, Ritch Hall, Barry Dahl, James Haggarty, and Rodney Cooper (each an “Individual Shareholder” and together with Sentry and CI, the “Shareholders”). Beneficial ownership and voting power of the 47,885,883 shares of Common Stock owned or controlled by the Shareholders is being reported solely because Hecla Mining Company may be deemed to have beneficial ownership and voting power with respect to such Common Stock as a result of entering into (i) a Support Letter Agreement with Sentry, dated March 15, 2018, (ii) a Support Letter Agreement with CI, dated March 16, 2018, and (iii) separate Voting Agreements with each Individual Shareholder, each dated as of March 16, 2018. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of such 47,885,883 shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)

This amount includes the aggregate amounts of shares subject to, or that may be acquired in connection with, the following securities held by the Individual Shareholders: (i) 1,900,834 Options; (ii) 308,279 RSUs; and (iii) 270,274 DSUs.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the “Common Stock”), of Klondex Mines Ltd., a company existing under the laws of the Province of British Columbia (the “Issuer”). The principal executive offices of the Issuer are located at 6110 Plumas Street, Suite A, Reno, Nevada 89519.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly, pursuant to a joint filing agreement included as Exhibit 1 hereto, by:

(i) Hecla Mining Company, a Delaware corporation (“Parent”). The principal office of Parent is 6500 North Mineral Drive, Suite 200, Coeur d’Alene, Idaho 83815-9408. Parent is a precious metals mining company.

(ii) 1156291 B.C. Unlimited Liability Company, an unlimited liability company existing under the laws of the Province of British Columbia (“Acquireco” and together with Parent, the “Reporting Persons”). The principal office of Acquireco is 800 West Pender Street, Suite 970, Vancouver, BC, Canada V6C 2V6. Acquireco is a wholly-owned subsidiary of Parent formed for purposes of entering into the Arrangement described in Item 4.

The name, business address, present principal occupation or employment and certain other information relating to each of the directors and executive officers of the Reporting Persons is set forth on Schedule A hereto, and is incorporated by reference.

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule A attached hereto have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Shareholders Agreements described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) were entered into between Parent and each of Sentry Investments Inc. (“Sentry”), CI Investments Inc. (“CI”), William Matlack, Blair Schultz, Paul Huet, Ritch Hall, Barry Dahl, James Haggarty, and Rodney Cooper (each an “Individual Shareholder” and together with Sentry and CI, the “Shareholders”). Neither Acquireco nor Parent paid additional consideration to the Shareholders in connection with the execution and delivery of the Shareholders Agreements, and thus no funds were used for such purpose.

Item 4.	Purpose of Transaction

Arrangement Agreement

On March 16, 2018, Parent and Acquireco entered into an Arrangement Agreement (the “Arrangement Agreement”) with the Issuer. Under the terms of the Arrangement Agreement, Parent will acquire all of the outstanding shares of the Issuer (the “Arrangement”), and Issuer’s shareholders will receive total consideration with a value of US$2.71 per share (based on the market price of Parent common stock on March 16, 2018), consisting of (A) cash and Parent common stock, with a value (as of March 16, 2018) of US$2.47 per share, and (B) shares of a new company (“Spinco”) formed to hold the Issuer’s Canadian assets, with a value of US$0.24 per share of Spinco. The Issuer’s shareholders may elect to receive either (i) US$2.47 in cash (the “Cash Alternative”) or (ii) 0.6272 of a Parent share (the “Share Alternative”), or (iii) US$0.8411 in cash and 0.4136 of a share of Parent common stock (the “Combined Alternative”), currently valued at US$2.47, subject in the case of the Cash Alternative and the Share Alternative to proration based on a maximum total cash consideration of US$157,410,417 and a maximum total number of Parent shares issued of 77,411,859. The Issuer’s shareholders who fail to properly elect either the Cash Alternative or the Share Alternative will be deemed to have elected the Combined Alternative. If all shareholders elected either the Cash Alternative or the Share Alternative, as a result of proration each shareholder would be entitled to receive US$0.8411 in cash and 0.4136 of a Parent share. The Issuer’s shareholders will also receive 0.125 of a share of Spinco for each of the Issuer’s common shares (after giving effect to an 8:1 share consolidation in Spinco). As a result of the transactions contemplated by the Arrangement Agreement, each holder of a warrant of the Issuer will receive upon the exercise of such warrant such securities and other property, if any, which the holder is entitled to receive under the terms of their warrant.

Pursuant to the terms of the Arrangement Agreement, at the effective time of the Arrangement, the directors and officers of the Issuer immediately prior to the effective time of the Arrangement will resign and be replaced in accordance with the Arrangement Agreement. In addition, pursuant to the terms of the Arrangement Agreement, at the effective time of the Arrangement and amalgamation, the articles and notice of articles of the combined entity of Acquireco and the Issuer will be in the form of Acquireco’s articles and notice of articles. If the Arrangement is completed, the shares of Common Stock will be delisted from the NYSE American LLC and the Toronto Stock Exchange and will be deregistered under the Exchange Act.

The Arrangement Agreement has been approved by the Board of Directors of each of the Issuer and Parent. The Arrangement is currently expected to close in the second quarter of 2018 and is subject to customary closing conditions, including, among others, the following: (i) the affirmative vote of holders of 66.67% of the outstanding shares of Common Stock, the affirmative vote of 66.67% of the affected shareholders of the Issuer voting as a single class, and, if applicable, the affirmative vote of a majority of the holders of the outstanding shares of Common Stock after excluding any votes of Parent and other persons required to be excluded under applicable law, in each case approving the Arrangement Agreement and the Arrangement; (ii) the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; (iii) the accuracy of the representations and warranties therein of the parties thereto (subject in some cases to a material adverse effect standard); and (iv) material compliance by the parties thereto with their obligations under the Arrangement Agreement, including, among other things, covenants, subject to certain exceptions, of the Issuer to not solicit any Acquisition Proposals (as defined in the Arrangement Agreement) or change its recommendation to the shareholders of the Issuer to approve the Arrangement and the Arrangement Agreement.

The description contained in this Item 4 of certain principal terms of, and the transactions contemplated by, the Arrangement Agreement is qualified in its entirety by reference to the full text of the Arrangement Agreement, the terms of which are incorporated herein by reference to Exhibit 2 hereto.

The Arrangement Agreement contains representations and warranties that Parent and the Issuer made. The assertions embodied in those representations and warranties are qualified by information in a confidential disclosure letter that the Issuer has exchanged in connection with signing the Arrangement Agreement. While Parent does not believe that it contains information securities laws require Parent to publicly disclose other than information that has already been so disclosed, the disclosure letter does contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Arrangement Agreement. Accordingly, the representations and warranties should not be relied on as characterizations of the actual state of facts, since they are modified in important part by the disclosure letter. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Arrangement Agreement, which subsequent information may or may not be fully reflected in public disclosures.

Shareholders Agreements

Sentry entered into a Support Letter Agreement with Parent, dated March 15, 2018 (the “Sentry Agreement”); CI entered into a Support Letter Agreement with Parent, dated March 16, 2018 (the “CI Agreement”); and each of the Individual Shareholders entered into separate Voting Agreements with Parent each dated as of March 16, 2018 (each a “Voting Agreement” and together with the Sentry Agreement and the CI Agreement, the “Shareholders Agreements”). The Shareholders collectively directly own or may be deemed to own or have control over 47,885,883 shares of Common Stock.

Pursuant to the Sentry Agreement, Sentry irrevocably agreed that, unless the Sentry Agreement has been terminated, Sentry will vote or cause to be voted all of the shares of Common Stock over which Sentry exercises control (the “Sentry Shares”) in favor of the Arrangement and will not exercise any rights of dissent provided under the Arrangement, any applicable laws or otherwise. Sentry further agreed that, until termination of the Sentry Agreement, it will (i) not sell, option, transfer or otherwise encumber the Sentry Shares; (ii) not solicit a competing transaction or otherwise knowingly take any action of any kind which is reasonably likely to reduce the likelihood of success of the Arrangement; (iii) not grant or agree to grant any proxy or other right to vote the Sentry Shares, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to the Sentry Shares; and (iv) not do indirectly anything that Sentry has agreed not to do directly in the Sentry Agreement.

Pursuant to the CI Agreement, CI irrevocably agreed that, unless the CI Agreement has been terminated, CI will vote or cause to be voted all of the shares of Common Stock over which CI exercises control (the “CI Shares”) in favor of the Arrangement and will not exercise any rights of dissent provided under the Arrangement, any applicable laws or otherwise. CI further agreed that, until termination of the CI Agreement, it will (i) not sell, option, transfer or otherwise encumber the CI Shares; (ii) not solicit a competing transaction or otherwise knowingly take any action of any kind which is reasonably likely to reduce the likelihood of success of the Arrangement; (iii) not grant or agree to grant any proxy or other right to vote the CI Shares, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to the CI Shares; and (iv) not do indirectly anything that CI has agreed not to do directly in the CI Agreement. Nothing in the CI Agreement will prohibit CI from selling, transferring, assigning or otherwise disposing of any CI Shares held by a mutual fund for which CI acts as a portfolio manager (i) to the extent required to fund a redemption of greater than 10% of the securities of the mutual fund by its securityholders, or (ii) after May 31, 2018, to the extent required to comply with applicable Canadian securities laws; however, in the event the sale, transfer, assignment or disposition of any CI Shares occurs after the record date for the meeting of shareholders of the Issuer to approve the Arrangement, CI will use commercially reasonable efforts to vote or cause to be voted all CI Shares in favor of the Arrangement prior to such sale, transfer, assignment or disposition.

Pursuant to each Voting Agreement, the Individual Shareholder party thereto agreed to vote or cause to be voted such Individual Shareholder’s shares of Common Stock beneficially owned by such Individual Shareholder (as set forth in such Individual Shareholder’s Voting Agreement): (i) in favor of the approval of the Arrangement Agreement and the transactions contemplated in the Arrangement Agreement, at every meeting of the shareholders of the Issuer at which such matters are considered and at every adjournment or postponement thereof; and (ii) against (1) any Acquisition Proposal (as defined in the Arrangement Agreement), (2) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Individual Shareholder under the Voting Agreement, and (3) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Arrangement or change in any manner the voting rights of any class of shares of the Issuer (including any amendments to the notice of articles or articles of the Issuer). Each of the Individual Shareholders agreed to grant, under certain circumstances, an irrevocable proxy appointing Parent as the Individual Shareholder’s proxy and attorney-in-fact (with full power of substitution and resubstitution) to vote such Individual Shareholder’s shares of Common Stock at any meeting of the shareholders of the Issuer called with respect to any of the matters specified in the Voting Agreements, and in accordance and consistent with the above.

Parent has also entered into separate Support Agreements each dated as of March 16, 2018 (the “Support Agreements”) with Brian Morris, Charles Oliver, John Antwi, Mark Daniel, and Michael Doolin (the “Supporting Shareholders”). Pursuant to the Support Agreements, each Supporting Shareholder has agreed not to, among other things, (i) solicit or otherwise facilitate, or enter into or otherwise engage in any substantive discussions or negotiations regarding any inquiry or proposal that constitutes or reasonably may be expected to lead to an Acquisition Proposal (as defined in the Arrangement Agreement), (ii) directly or indirectly sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber any of the shares of Common Stock beneficially owned by such Supporting Shareholder (“Supporting Shares”), and (iii) take any other action of any kind which would reasonably be expected to reduce the success of, or delay or interfere with the completion of, the transactions contemplated by the Arrangement Agreement. The Supporting Shareholders have further agreed that they will cooperate with the Issuer and Parent to successfully complete the Arrangement and the transactions contemplated by the Arrangement Agreement, provided that nothing in the Support Agreements shall oblige the Supporting Shareholders to provide Parent any proxy, voting instructions, power of attorney or similar instrument regarding the voting of their respective Supporting Shares in favor of the approval of the Arrangement Agreement at the special meeting of shareholders or any other meeting of the Issuer at which such matters are considered.

The description contained in this Item 4 of certain principal terms of, and the transactions contemplated by, the Shareholders Agreements is qualified in its entirety by reference to the full text of the Shareholders Agreements, the terms of each of which are incorporated herein by reference to Exhibit 3 through Exhibit 11, hereto.

Except as set forth in this Schedule 13D, the Arrangement Agreement and the Shareholders Agreements, none of the Reporting Persons have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer

(a)-(b) By virtue of the Shareholders Agreements, Parent and Acquireco may be deemed to share the power to direct the vote, and may be deemed to be the beneficial owners of, 47,885,883 shares of Common Stock, representing approximately 26.3% of the outstanding shares of Common Stock (based upon a total number of 179,614,947 shares outstanding, as represented and warranted by the Issuer in the Arrangement Agreement). The Reporting Persons, however, hereby disclaim beneficial ownership of such shares, and this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

(c) Except as described in this Schedule 13D, no Reporting Person and, to the best of the Reporting Persons’ knowledge, no person listed on Schedule A hereto has beneficial ownership of, or has engaged in any transaction during the past 60 days involving, any shares of Common Stock.

(d) No Reporting Person and, to the best of the Reporting Persons’ knowledge, no person listed on Schedule A hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 47,896,993 shares of Common Stock owned by the Shareholders and that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements filed as Exhibits 2 through 16 hereto are incorporated herein by reference. Other than the Arrangement Agreement, the Shareholders Agreements and the Support Agreements described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement
Exhibit 2:	Arrangement Agreement, dated as of March 16, 2018, by and among the Issuer, Parent, and Acquireco. Filed as exhibit 2.1 to Parent’s Current Report on Form 8-K filed on March 19, 2018 (File No. 1-8491), and incorporated herein by reference.
Exhibit 3:	Support Letter Agreement, dated March 15, 2018, between Sentry Investments Inc. and Parent

Exhibit 4:	Support Letter Agreement, dated March 16, 2018, between CI Investments Inc. and Parent
Exhibit 5:	Voting Agreement, dated as of March 16, 2018, between William Matlack and Parent
Exhibit 6:	Voting Agreement, dated as of March 16, 2018, between Rodney Cooper and Parent
Exhibit 7:	Voting Agreement, dated as of March 16, 2018, between Richard J. Hall and Parent
Exhibit 8:	Voting Agreement, dated as of March 16, 2018, between Paul Andre Huet and Parent
Exhibit 9:	Voting Agreement, dated as of March 16, 2018, between Jamie Haggarty and Parent
Exhibit 10:	Voting Agreement, dated as of March 16, 2018, between Blair Schultz and Parent
Exhibit 11:	Voting Agreement, dated as of March 16, 2018, between Barry Dahl and Parent
Exhibit 12:	Support Agreement, dated as of March 16, 2018, between Brian Morris and Parent
Exhibit 13:	Support Agreement, dated as of March 16, 2018, between Charles Oliver and Parent
Exhibit 14:	Support Agreement, dated as of March 16, 2018, between John Antwi and Parent
Exhibit 15:	Support Agreement, dated as of March 16, 2018, between Mark Daniel and Parent
Exhibit 16:	Support Agreement, dated as of March 16, 2018, between Michael Doolin and Parent

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HECLA MINING COMPANY

/s/ Dean W.A. McDonald

Name: Dean W.A. McDonald

Title: Senior Vice President - Exploration

Dated: March 23, 2018

1156291 B.C. Unlimited

Liability Company

/s/ Dean W.A. McDonald

Name: Dean W.A. McDonald

Title: Vice President

Dated: March 23, 2018

Exhibit Index

Exhibit 1	Joint Filing Agreement
Exhibit 2

Arrangement Agreement, dated as of March 16, 2018, by and among the Issuer, Parent, and Acquireco. Filed as exhibit 2.1 to Parent’s Current Report on Form 8-K filed on March 19, 2018 (File No. 1-8491), and incorporated herein by reference.

Exhibit 3	Support Letter Agreement, dated March 15, 2018, between Sentry Investments Inc. and Parent
Exhibit 4	Support Letter Agreement, dated March 16, 2018, between CI Investments Inc. and Parent
Exhibit 5	Voting Agreement, dated as of March 16, 2018, between William Matlack and Parent
Exhibit 6	Voting Agreement, dated as of March 16, 2018, between Rodney Cooper and Parent
Exhibit 7	Voting Agreement, dated as of March 16, 2018, between Richard J. Hall and Parent
Exhibit 8	Voting Agreement, dated as of March 16, 2018, between Paul Andre Huet and Parent
Exhibit 9	Voting Agreement, dated as of March 16, 2018, between Jamie Haggarty and Parent
Exhibit 10	Voting Agreement, dated as of March 16, 2018, between Blair Schultz and Parent
Exhibit 11	Voting Agreement, dated as of March 16, 2018, between Barry Dahl and Parent
Exhibit 12	Support Agreement, dated as of March 16, 2018, between Brian Morris and Parent
Exhibit 13	Support Agreement, dated as of March 16, 2018, between Charles Oliver and Parent
Exhibit 14	Support Agreement, dated as of March 16, 2018, between John Antwi Parent
Exhibit 15	Support Agreement, dated as of March 16, 2018, between Mark Daniel and Parent
Exhibit 16	Support Agreement, dated as of March 16, 2018, between Michael Doolin and Parent